

BLOOMZ INC.
BOARD RESOLUTION
DESIGNATION OF SPECIAL PURPOSE VEHICLE

Date: May 12, 2025

Place: online meeting

WHEREAS, BloomZ Inc. (the "Company"), a corporation duly organized and existing under the laws of the State of [Insert State], with its shares listed on the Nasdaq Stock Market under the ticker symbol BLMZ, seeks to enhance its operational flexibility and facilitate cross-border investment and business activities;

WHEREAS, the Company has caused the incorporation of a subsidiary entity in the People's Republic of China known as Hainan Bloomz Technology Co., Ltd. (海南布卢姆泽科技有限公司), bearing Unified Social Credit Code 91460000MAEKBBE34M, incorporated on May 7, 2025, and registered at Room R2290, Building 5, Ecological Partner Park, Laocheng Town, Ledong County, Hainan Province, China;

WHEREAS, the Company desires to formally designate Hainan Bloomz Technology Co., Ltd. as a 100% owned Special Purpose Vehicle (SPV) to act on behalf of BloomZ Inc. in conducting specific investment, operational, and business development functions in the China market, including but not limited to software development, AI technology deployment, cross-border data services, and other permitted activities;

NOW, THEREFORE, BE IT RESOLVED, that the Board of Directors hereby authorizes and confirms that Hainan Bloomz Technology Co., Ltd. is designated and recognized as a Special Purpose Vehicle (SPV) wholly owned or controlled by BloomZ Inc., established for the sole purpose of executing the Company's strategy and operations within the scope permitted under Chinese and U.S. applicable laws and regulations;

FURTHER RESOLVED, that the officers of the Company are authorized and directed to take all necessary actions to support and maintain the operations of the SPV, and to ensure compliance with local and international regulatory requirements, including appropriate reporting and disclosures;

FURTHER RESOLVED, that any officer of the Company is authorized to execute any and all documents, instruments, and agreements necessary to give effect to the foregoing resolutions.

IN WITNESS WHEREOF, the undersigned, being a duly authorized officer of BloomZ Inc., hereby certifies that the foregoing resolutions were adopted by the Board of Directors on the date first written above.

BloomZ

Approved by:

Nakade Ryoshin
Co-Chairman & Co-CEO

BloomZ Inc.